

July 12, 2011

<u>Via Email</u>
Fumihiko Ike
Chief Financial Officer
Honda Motor Co., Ltd.
No. 1-1, 2-chome, Minami-Aoyama
Minato-ku, Tokyo 107-8556
Japan

  Re: Honda Motor Co., Ltd.
    Form 20-F
    Filed June 23, 2011
    File No. 001-07628

Dear Mr. Ike:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 4. Information on the Company</u>
<u>– Preparing for the Future, page 25</u>

1. We note your disclosure on page 26 that in response to the occurrence of inappropriate activities at Honda Trading Corporation, which is a subsidiary of the Company, and based on the investigation report and suggestion for preventative countermeasures that was submitted to the Company's board of directors by the investigation committee established with external experts, the Company will build a system to make appropriate business judgments in accordance with the applicable laws and regulations and will further enhance corporate governance, increasing compliance awareness, and strengthening the risk management systems, including through the reexamination of personnel management systems. Please tell us if these inappropriate activities had an effect on your systems of disclosure controls and procedures or internal controls over financial reporting. If so, please tell us how you were able to conclude that your

disclosure controls and procedures and internal controls over financial reporting were
operating effectively at March 31, 2011.

Item 5. Operating and Financial Review and Prospects

- Overview of Fiscal Year 2011 Operating Performance, page 30

2. We note your disclosure on page 30 that operating income increased from the previous
    fiscal year due mainly in part to an increase in income attributable to increased net sales
    and model mix. Please revise your discussions of results of operations of the Automobile
    and Motorcycle segment, as applicable, to include a discussion of how price versus
    volume mix affected the amount of revenue in each reporting period.

3. We note that page 10 of your Form 20-F discloses the vehicle models offered by Honda
    in the Automobile Segment as grouped in three categories: Passenger Cars; Minivans,
    Multi-wagons, Sport Utility Vehicles; and Mini Cars. However, there does not appear to
    be any discussion in your filing regarding the relative profitability of the vehicles by
    model or vehicle category. We believe that it would be useful to the investor to include
    in your MD&A, an analysis regarding relative vehicle profitability (e.g. by brand, vehicle
    class or some other delineation) especially since certain of your competitors that are
    automobile manufacturers provide such profitability information in their filings. Please
    revise accordingly.

- Fiscal Year 2011 Compared to Fiscal Year 2010
– Automobile Business, page 35

4. We note your disclosure that cost of sales increased due mainly to an increase in costs
    attributable to increased net sales and the effect of raw material fluctuations, which was
    partially offset by continuing cost reduction and the positive foreign currency effects.
    To the extent that changes in the prices of raw materials or other costs included in cost of
    sales have fluctuated significantly during the periods presented in your financial
    statements, please revise your discussion of cost of sales to discuss and quantify the
    nature and impact of these changes on cost of sales. Your discussion related to other
    operating segments should be similarly revised, as applicable. As part of your response
    and revised disclosure, please consider disclosing the nature of each significant
    component of costs of sales.

5. We note that you disclose that selling, general and administrative expenses increased by
    ¥49.9 billion or 5% to ¥1042.1 billion in fiscal 2011, however you do not disclose why
    this increase occurred. Please explain to us, and revise future filings to disclose the
    reason for the significant changes in selling, general and administrative expenses, and any
    other component of operating income.

<u>– Financial Services Business, page 39</u>

6. We note your disclosure that a decrease in the provision for credit losses in fiscal 2011 contributed to the decrease in selling, general and administrative expenses and the change in operating income between fiscal 2010 and 2011. We also note from your disclosures in Notes 3 and Note 20 that the significant amount of the decrease in the provision does not appear to be accompanied by a corresponding decrease in finance receivables of a significant amount. In this regard, please explain to us the nature and reasons for the decrease and why you believe it was appropriate to decrease the provision for credit losses in fiscal 2011.

<u>– Liquidity and Capital Resources, page 57</u>

7. In future filings, please expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader's understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

<u>Note 6. Investments in and Advances to Affiliates, page F-24</u>

8. We note your disclosure that in March 2011 you sold your investment in Hero Honda Motors Ltd with a book value of ¥34,275 to the joint venture partner for ¥71,073 million cash. In addition, you entered into a new licensing agreement that enables HHML to continue producing, selling and servicing its current products for consideration of ¥45,000, which will be paid by installments due through 2014. Please explain to us in further detail how you calculated or determined the ¥32,015 of revenue recognized and explain to us why you believe it was appropriate to recognize that amount of revenue in fiscal 2011. As part of your response, please also explain to us the nature of the obligations that were terminated under the joint venture agreement and tell us how you calculated or determined the fair value of those obligations.

9. We note from the statements of income that equity in income of affiliates represents a significant portion of your net income for each of the fiscal years presented. Please confirm to us that none of your affiliates accounted for under the equity method are individually significant under Rule 3-09 of Regulation S-X, for each of the fiscal years presented. If an investment is individually significant, please revise to include the financial statements required by Rule 3-09.

<u>Note 11. Income Taxes, page F-32</u>

10. We note your disclosure on page F-36 that due to mutual negotiated agreements regarding transfer pricing matters of overseas transactions between the Company and foreign affiliates, the Company decreased a portion of unrecognized tax benefits during

the year ended March 31, 2011. We further note from your disclosure on page F-33 that the adjustments for unrecognized tax benefits were a significant part of the adjustment to the statutory tax rate. Please explain to us in further detail the nature of this negotiated agreement and tell us why you believe that it was appropriate to decrease unrecognized tax benefits for this amount in fiscal 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

/s/ David R. Humphrey, for

Linda Cvrkel
Branch Chief